SCHEDULE 13D

                       (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to
                      Rule 13d-1(a) and
     Amendments Thereto Filed Pursuant to Rule 13d-2(a)

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                    QUALITY DINING, INC.
____________________________________________________________

                      (Name of Issuer)

                 COMMON STOCK, NO PAR VALUE
____________________________________________________________

               (Title of Class of Securities)

                         74756P 10 5
____________________________________________________________

                       (CUSIP Number)


                    DANIEL B. FITZPATRICK
                    QUALITY DINING, INC.
                  4220 EDISON LAKES PARKWAY
                  MISHAWAKA, INDIANA 46545
                  TELEPHONE: (219) 271-4600
                 FACSIMILE:     (219) 243-4393
____________________________________________________________

        (Name, address and telephone number of person authorized to receive notices and communications)


                      November 6, 2000
____________________________________________________________

   (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No.  74756P 10 5

__________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel B. Fitzpatrick
__________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     **
                                                  (a)  [   ]
                                                  (b)  [   ]
(3) SEC USE ONLY
_________________________________________________________________________
(4)  SOURCE OF FUNDS **

                    PF
_________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     [  ]
_________________________________________________________________________

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

                          2,339,009
                _________________________________________________________
SHARES
BENEFICIALLY   (8)  SHARED VOTING POWER
                               0
OWNED BY        _________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER

                         2,339,009
REPORTING       _________________________________________________________
____________________________________________________________

PERSON WITH         (10) SHARED DISPOSITIVE POWER
                               0
________________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

                         2,339,009
________________________________________________________________________

     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **       [ ]
________________________________________________________________________

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.0%
________________________________________________________________________

     (14) TYPE OF REPORTING PERSON **
                         IN
_______________________________________________________________________

                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement constitutes Amendment No. 2 to the
Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value,
of the Company (the "Common Stock").    All capitalized
terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is amended to add the following paragraph at the end of such Item:

     On November 6, 2000, the Company announced that the Company and its chief executive officer were unable to enter into definitive agreements with respect to the agreements in principle that the Company and its chief executive officer had previously reached with NBO as set forth above and that negotiations with respect thereto had been terminated.


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 November7, 2000
                            ____________________________
                                     (Date)

                            /s/  Daniel B. Fitzpatrick
                            ____________________________
                                   (Signature)


                                 Daniel B. Fitzpatrick
                            ____________________________
                                     (Name)